UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

TAX REPORT 2022



PETROBRAS

INDEX

1- MESSAGE FROM MANAGEMENT

In 2022, Petrobras achieved its annual tax contribution record, collecting a total of R$ 279 billion in taxes and Government Take (Gov. Take) in Brazil and US$ 134 million paid abroad. In addition to the amount paid to public coffers, we also highlight the R$ 194 billion distributed in the form of dividends, from a cash basis perspective, which further corroborates our relevant contribution to society, generating wealth with sustainability, efficiency, security and responsibility.

Due to the large payments of taxes in which our operations are inserted and our non-negotiable commitment to transparency, we were the first Brazilian company listed in the domestic stock market to voluntarily prepare and disclose a statement of taxes paid, this being the fourth annual edition of this report, which has more succinct versions every quarter. This statement brings to the public not only the details of taxes and Gov. Take paid, but also the context of taxation in which the Company is inserted and the impact of taxes on the formation of fuel prices.

It should be noted that, in the last five years, Petrobras has already collected more than R$ 1 trillion in taxes and government take in favor of the Brazilian government's spheres. This expressive contribution to the public coffers is due to the solid operating and financial results obtained, which result in greater payment of taxes and enable the distribution of dividends, providing a greater government budget for the execution of public policies that serve society.

Due to the relevance of Petrobras in its operating context and its constant compliance with current legislation, we were elected as one of the representatives in the oil and gas segment in the Cooperative Tax Compliance Program, established by the Federal Revenue Service of Brazil, called "Confia". The objective of the program is to improve the relationship between the tax authorities and the taxpayer, bringing greater legal certainty to the tax process. We are also certified in the Authorized Economic Operator (AEO) program by the Federal Revenue and hold several awards related to the transparency and technical quality of our financial statements, which we carry with pride and seriousness. Conducting tax management based on ethics, integrity, transparency, efficiency and social responsibility is a basic principle of our tax policy and this recognition is evidenced by the certifications we have achieved.

On January 26, 2023, Petrobras' Board of Directors approved the tax policy applicable to the company and its equity participations. "The policy reiterates Petrobras' commitment to ensuring that tax management, which includes taxes and government take, adheres to the legislation in force in Brazil and in the countries where the company operates. In addition, the policy reinforces the principle that tax management is based on ethics, integrity, transparency, efficiency and social responsibility, contributing to the social and economic development of Brazil and the countries where Petrobras operates", states Rodrigo Araujo, Chief Financial and Investor Relations Officer (CFO) at Petrobras.

The company's tax policy's guideline is to comply with tax legislation in Brazil and in the countries where Petrobras operates, defining the company's strategy based on the technical interpretation of norms, standards and processes, aligned with the business purpose and tax risk management. Petrobras is committed to not having equity participation interests in jurisdictions recognized as favored taxation, as well as to observing the Transfer Price rules valid in Brazil and in the countries in which it operates, in relation to all transactions with related or unrelated parties, when required by law.

Thus, maintaining the commitment made to our stakeholders and society, we will explain Petrobras' tax contribution, detailing the amounts paid in Brazil and abroad in the form of taxes and government take in 2022, under the cash basis view. In this way, all the values presented in this statement represent the effective outflow of resources from the Company's cash to comply with

R$ 279 billion
in Taxes + Gov Take paid in Brazil

US$ 134 million
in Taxes paid abroad

R$194 billion
distributed in the form of proceeds



"Honored by the exceptional results achieved in 2022, we present another version of our tax report, highlighting the relevance of our tax payments and government participation, which are intrinsically related to our operating result. A healthy, solid and resilient Petrobras is capable of investing, creating jobs, paying taxes and returning value to society and its shareholders efficiently and sustainably."

Rodrigo Araujo Alves
CFO of Petrobras



2- TAXES AND GOVERNMENT TAKE PAID IN BRAZIL

The payments made by Petrobras, as fulfilled in this report, cover two types of taxes:

(i) company's taxes, that is, those calculated and collected by the company itself, or owed by the company but withheld by third parties;

(ii) the taxes withheld from third parties by Petrobras as a tax substitute. Petrobras withholds taxes in its commercial operations with customers and suppliers, as defined in the tax legislation.

The Tributary Substitution technique is widely disseminated in the National Tax System and seeks to promote a concentration of collection in a few economic agents, in order to facilitate the collection and inspection of taxes, being applied to taxes withheld in the purchase of goods and services from our suppliers, as well as in fuel sales, where refineries are responsible for collecting taxes from the entire commercialization chain.

We recorded an increase of 37.5% in total collection, compared to 2021, mainly driven by the payment of Income Tax, Social Contribution and Government Take. Of the total paid by Petrobras to public coffers, R$149.4 billion correspond to taxes related to its operations; R$ 82.7 billion in government take (mainly Royalties and

COMPARATIVE OF TAXES AND GOVERNMENT TAKE PAID IN BRAZIL (R$ Billion)


2022
149.4
46.9
82.7
279
2021
101.5
46.7
54.7
202.9
Company's taxes
Taxes withheld from third parties
Government take

Special Participation) and R$ 46.9 billion in taxes withheld from third parties, since the company has a legal duty to collect payments throughout the chain, as a tax substitute.

Regarding the taxes of our operations, it should be noted that the company collected a total of BRL 58.2 billion in Income Tax (IRPJ) and Social Contribution (CSLL), with an increase of R$ 47.9 billion when compared to the previous year. This increase is mainly related to the best operational result.

With regard to Government Take, the main factors that contributed to the significant increase in the payment of royalties and special participation were the appreciation in the price of commodities, combined with the conclusion of the gradual transition period of the previous criterion for calculating the reference price, based on ANP Ordinance 206/1998, for the criteria defined in ANP Resolution 703/2017. Further details on Gov.Take can be obtained in the specific chapters for the subject, where the amounts paid, regulatory regimes and calculation method are detailed.

2- TAXES AND GOVERNMENT TAKE PAID IN BRAZIL

QUARTERLY COLLECTION OF TAXES AND GOVERNMENT TAKE IN 2022 (R$ Billion)


69.9
12.2
22.9
34.9
1Q22
79.4
12.8
21.4
45.2
2Q22
72.9
12.1
20.2
40.6
3Q22
56.8
10.0
18.1
28.7
4Q22

TAXES AND GOVERNMENT TAKE PAYMENT HISTORY (R$ Billion)


182.4
37.0
41.6
103.7
2018
246.0
39.3
108.7
98.1
2019
128.7
39.2
32.2
57.3
2020
202.9
46.7
54.7
101.5
2021
279.0
46.9
82.7
149.4
2022
Company's taxes
Government take
Taxes withheld from third parties
Total

Note: In 2019, there was a non-recurring payment of Government Take, referring to Signature Bonuses, in the amount of R$ 68.6 billion, due to the auction of the transfer of rights surplus in Búzios (R$ 61.4 billion) and Itapu (R$1.7 billion), in addition to bonuses from the 6th Production Sharing Round and the 16th Concession Round (R$5.5 billion).

3- COMPANY'S TAXES

Petrobras paid a total of R$ 149.4 billion to public coffers in the form of taxes related to its operations in 2022. This contribution represents a 47% increase in payments of this nature compared to 2021. Highlights include ICMS payments in the amount of R$ 67.9 billion, IRPJ/CSLL (Income Tax) in the total amount of R$ 58.2 billion, and PIS/Cofins in the amount of R$ 16.7 billion. These three items represented 96% of the own taxes paid in 2022.

COMPANY'S TAXES 2022 (R$ Billion)

VAT (ICMS)	67.93
Income tax (IRPJ/CSLL)	58.24
PIS/COFINS	16.71
Social security contributions	3.79
Other taxes and contributions	1.51
CIDE	1.22
TOTAL	149.4

DISTRIBUTION OF COMPANY'S TAXES


ICMS, 45%
IRPJ/CSLL, 39%
PIS/ COFINS, 11%
3%
1%
1%

Regarding the taxes inherent to our operations, it should be noted that the company paid a total of R$ 58.2 billion in Income Tax (IRPJ) and Social Contribution (CSLL), with an increase of R$ 47.8 billion when compared to the previous year. This increase is mainly related to the better result obtained by the company, which increased the taxable amount by approximately 87%.

The higher volume of oil sold in the domestic market, combined with a higher level in the price of a barrel of oil practiced in the international market (BRENT) were the main factors that enabled this increase in gross profit.

3- COMPANY'S TAXES

HISTORICAL EVOLUTION OF THE THREE MAIN ITEMS OF COMPANY'S TAXES


45.4
38.1
8.1
42.7
34
8.8
36.6
10.8
0.9
61
23.5
10.4
67.9
58.2
16.7
2018
2019
2020
2021
2022
ICMS
IRPJ/CSLL
PIS/COFINS

It is possible to observe a strong increase in the payment of ICMS (VAT) and IRPJ/CSLL (Income Tax) to public coffers in the last two years. On the other hand, there was a decrease of 29% in the collection of PIS/COFINS in 2022 compared to the year 2021. This reduction was due to the exemption of these federal taxes on products. Since March 2022, the rates of these taxes for Diesel, LPG (liquefied petroleum gas) and QAV (aviation kerosene) were zeroed, according to Complementary Law 192/2022. For gasoline, the rates were zeroed from June 2022, according to Complementary Law 194/2022.

2021	R$ 560.435 MILLION GROSS REVENUES	R$ 27.8% EFFECTIVE TAX RATE OF INCOME TAXES
2022	R$ 713.984 MILION GROSS REVENUES	R$ 30.5% EFFECTIVE TAX RATE OF INCOME TAXES

1- Amounts on accrual basis

4- WITHHOLDING TAXES FROM THIRD PARTIES

Petrobras' operations extend throughout the national territory and contribute significantly to the collection of taxes in the three spheres of government. A relevant part of the taxes collected to public coffers by Petrobras comes from the tax withholding mandatory by law. Tax substitution is the mechanism to concentrate the collection on strategic taxpayers, facilitating the inspection regarding the collection of taxes.

The rates are concentrated in the industry, which collects throughout the subsequent chain. In this way, tax substitution facilitates inspection by control bodies and generates greater efficiency in tax collection, providing more equitable conditions for competition in the market, and inhibiting the possibility of tax evasion. In addition, tax substitution sometimes anticipates tax collection, which receives the total amounts collected by the responsible tax substitute.

At the state level, the tax substitution of the ICMS (VAT) is regulated by the Confaz Act 110/2007, which establishes the procedures for the control, calculation, transfer, deduction, reimbursement and complement of the tax in operations with fuels and lubricants, derived or not from petroleum. Under the terms of this agreement, refineries and importers are responsible for collecting ICMS in all states where the fuel they sell is consumed.

In federal legislation, Law No. 10,833/2003 assigns mixed capital companies the responsibility for withholding Income Tax (IRPJ), Social Contribution (CSLL), PIS/Pasep and Cofins on payments made. The collection of PIS, Cofins and CIDE for the entire chain of commercialization of diesel oil, gasoline, LPG (liquefied petroleum gas) and QAV (aviation kerosene) are centralized on the producer and the importer, in the form of tax substitutes.

WITHHOLDING TAXES FROM THIRD PARTIES (R$ Billion)

VAT Tax Substitution (ICMS-ST)	28.6
Other taxes and contributions	8.0
Withholding Law 10.833/03	7.8
Social security contributions	2.5
TOTAL	46.9

DISTRIBUTION OF WITHHOLDING TAXES FROM THIRD PARTIES


VAT Tax substitution (ICSMS-ST), 61%
Other taxes and contributions, 17%
Withholding law10.833/03, 17%
Social security contr., 5%

At the municipal level, most municipalities attribute responsibility to Petrobras for retaining and collecting the ISS incident on the various services contracted by the company. In 2022, we paid ISS for 255 municipalities distributed in 24 states, including the Federal District.

Carrying out the control, calculation and withholding of third-party taxes requires us to have a robust tax process, combined with an efficient and well-parameterized management system, in addition to a highly qualified technical staff. In 2022, taxes withheld from third parties represented 17% of the total amount paid to public coffers by Petrobras in the form of taxes and government take.

The item "Other taxes and contributions" is the sum of third-party withholding income tax (IRRF), payroll income tax and tax on services as a tax substitute (ISS-ST)

Historical Evolution of Withheld Taxes from Third Parties (R$ Billion)


37.0
1
5.4
3.6
27
2018
39.3
0.2
4.7
5.2
29.2
2019
39.2
0.8
5.3
4.2
28.9
2020
46.7
2
6.6
5.6
32.5
2021
46.9
2.5
7.8
8.0
28.6
2022
VAT Tax Substitution (ICMS-ST)
Other taxes and contributions
Withholding law 10.833/03
Social security contributions

5- GOVERNMENT TAKE IN DIFFERENT REGULATORY REGIMES

Government take is a financial compensation due to the Union, paid by companies that produce oil and natural gas in Brazilian territory to the ANP (National Petroleum Agency), which distributes the amount collected to the beneficiaries defined in the legislation. Government take consists of royalties, special participations, signature bonuses and payment for the occupation or retention of the area. Its objective is to make pecuniary retribution to society for the exploitation of these nonrenewable resources.

Royalties constitute financial compensation due by concessionaires for the exploration and production of oil or natural gas to the Union, the States, the Federal District and the Municipalities for the exploitation of these resources. They are collected monthly, from the date of the start of commercial production of each field, in an amount corresponding to a percentage of oil or natural gas production defined by the legislation and/or by the contractual regime, and the respective reference prices are applied, in compliance with of the norms defined by the ANP.

The special participation is an extraordinary financial compensation owed by the concessionaires for the exploration and production of oil and natural gas in fields of high production volume. For the purpose of calculating the special participation, progressive rates will be applied, from zero to 40% on the net revenue from the production of the field in the base period, according to its location, the number of years of production, and the respective production volumes of oil and natural gas supervised.

Below, we describe how government take works in each of the different exploration and production regimes for oil, natural gas and other fluid hydrocarbons with which we deal:

REGULATORY REGIMES:

CONCESSION

- Contracting through bidding process
- Federal Government awards the exploration right to winning companies;
- Production belongs to the concessionaire

TRANSFER OF RIGHTS

- Petrobras directly contracted for production
- Right to produce up to 5 billion barrels of equivalent oil

PRODUCTION SHARING

- Specific regime for pre-salt areas and others considered strategic
- Hiring by a bidding process, where the winning companies form a consortium with Pré-Sal Petróleo S.A (PPSA), representing the federal government
- Shared production between the State and the contracted consortium, each one's share calculated by discounting the royalties due and all investment and operating expenses ("cost in oil")

TYPES OF GOV. TAKE:

Government take are different in some aspects across each method, as follows:

ROYALTIES

Financial compensation for oil and natural gas exploration and production, calculated on the field's production value.

SPECIAL PARTICIPATION

Extraordinary financial compensation calculated on net income from fields with a large production volume or high profitability.

SIGNATURE BONUS

Amount collected by the winning bidder upon contract signature, which can be pre-defined or offered.

PAYMENT FOR RETENTION OR OCCUPATION OF AREA

Annual collection, fixed by square kilometer or fraction of the block surface.

5- GOVERNMENT TAKE IN DIFFERENT REGULATORY REGIMES

GOVERNMENT TAKE	FREQUENCY	CONCESSION	SHARING	TRANSFER OF RIGHTS
Royalties	Monthly	10% on the gross income of the field, which can be reduced up to 5%	15% on Gross Revenue from the field	10% on Gross Revenue from the field
Special Participation	Quarterly	Rates from zero to 40% (nominal) on net revenue of fields with high production	Not applicable	Not applicable
Signature Bonus	Upon contract signature	Amount offered by companies in bidding	Predefined value	Not applicable
Retention of Area	Yearly	Value per Km² defined in the notice and concession contract (updated by IGP DI index)	Not applicable	Not applicable

SPECIAL PARTICIPATION



33%
67%

ROYALTIES



28%
72%

Data obtained from the website of the National Petroleum Agency for the preparation of comparisons.Government Take is paid to the ANP, which distributes the amounts to states and municipalities, in addition to specific funds determined by law. To calculate Petrobras' participation, the total paid by Petrobras in 2022 was divided by the total distributed by the ANP, respecting the cash basis as a premise for the composition of the amounts.

Representation of Petrobras in the distribution made by ANP

6- GOVERNMENT TAKE PAID

In 2022, a total of R$82.7 billion was collected as government take (Gov. Take), representing an increase of 51% compared to the previous year. The amounts of Gov. Take paid are mainly formed by royalties (R$ 42.4 billion) and special participation (R$ 35.8 billion). In addition to these two recurring items, there was also the non-recurring payment of BRL 4.2 billion in signature bonus, referring to the acquisition of 30% of the Sépia block and 52.5% of the Atapu block for BRL 2.1 billion each, and R$ 246 million paid for the occupation or retention of area.

The reference prices for oil and natural gas for the purpose of paying government take are defined according to the rules of the ANP (National Petroleum Agency), and considering specific federal legislation.

The significant increase in the payment of Gov. Take is related to the relevant increases in oil and natural gas prices, around 35.01% and 38.45%, respectively, the result of the surge of Brent by 46.41% and Henry Hub by 62.79%. In addition, since January 2022, according to the transition rule provided for in ANP Resolution No. 703/2017, the new formula for calculating oil prices now has a weight of 100% in the formation of the reference price, compared to 80% applied in 2021.

Oil and gas production in 2022 was 2,684 million barrels of oil equivalent per day, reaching the target set for the year. The main factors that resulted in this operational performance were:

i) start-up of FPSO Guanabara (Mero field) and P-71 (Itapu field

ii) continuity of the ramp-ups of P-68 (Berbigão and Sururu fields), FPSO Carioca (Sépia field) and FPSO Guanabara, all located in the Santos Basin pre-salt;

iii)) entry into production of new wells in the Campos Basin.

EVOLUTION OF ROYALTIES AND SPECIAL PARTICIPATION (R$ Billion)


38.2
20.4
17.8
39.9
21.9
18.0
32.0
15.0
17.0
54.5
24.8
29.7
78.2
35.8
42.4
2018
2019
2020
2021
2022
Royalties
Special participation
Total

7- TAXES BY GOVERNMENT LEVEL

Under the National Tax System, the Federal Government, the States, the Federal District and municipalities have jurisdiction to institute taxes authorized by the Federal Constitution (CF/88). In addition, they can legislate, supervise and require various tax obligations (principal and ancillary), which require relevant efforts, and human and systemic resources, on the part of taxpayers for the implementation of the obligations within the legal deadline.

Another effect derived from Petrobras' representativeness in tax collection in Brazil is its exposure to constant supervision by all levels of government, which imposes a strong and routine follow-up tax audit, through specialized police stations for relationships with large taxpayers, which demands the constitution of robust accounting and tax processes, as well as a highly qualified technical staff to face the daily challenges arising from about 3,500 new legislation published per year with an impact on the Company's operations.

The R$ 279 billion paid in 2022, when segregated by the government sphere, show the large increase in payments to the Federal level. There was an increase of 67% in payments to the Federal sphere when compared to 2021, mainly driven by IR/CSLL (income tax), Royalties and Special Participation (Gov. Take).

TAXES BY GOVERNMENT LEVEL (R$ Bllion)



109.0
173.2
62.3
108.4
181.3
72.4
71.9
65.5
93.5
96.5
1.0
0.9
0.8
1.0
1.1
Federal +Gov Take
States
Municipalities
2018
2019
2020
2021
2022

Note: It is recalled that in 2019 there was a non-recurring payment of Signature Bonus (Gov Take) in the amount of BRL 68.6 billion

COMPOSITION OF FEDERAL TAXES (R$ Billion)

Regarding the collection for the Federal level, there was an increase of 67% compared to 2021, driven mainly by Government Takes (Royalties and Special Participation) and taxes on profit (IRPJ and CSLL). In the last five years, R$634.3 billion were paid to the Federal sphere in the form of taxes and Gov. Take.

COMPOSITION OF FEDERAL TAXES (R$ Billion)


109.0
15.7
5.4
8.2
38.1
41.6
173.2
17.0
4.7
8.8
34.0
108.7
62.3
13.1
5.3
10.8
32.2
108.4
13.3
6.6
10.4
23.5
54.7
181.3
15.9
7.8
58.2
16.7
82.7
Gov. take
PIS/COFINS
IR/CSLL
Withholding Law 10.833/03
Other federal taxes

COMPOSITION OF STATE TAXES (R$ Billion)

Regarding the collection of state taxes, there was an increase of 11% in the Company's ICMS (VAT) compared to 2021, and a 12% decrease in the collection of ICMS-ST (VAT Tax Substitution). The increase in fuel prices in the first half of 2022 contributed directly to the increase in the payment of the Company's ICMS. Consequently, there was a reduction in the ICMS-ST, since the tax burden referring to the weighted average price to the final consumer of fuels was frozen practically all of the year 2022.

7- TAXES BY GOVERNMENT LEVEL

It is worth mentioning that also contributed to the decrease of ICMS-ST the decrease in rates charged on fuels during the second half of 2022 and the reimbursements made under the ICMS Agreement 206/2021 (B100) with relevant values, reducing the ICMS ST debts due to the various states. However, the total collection of ICMS in 2022 showed 3% growth when compared to the previous year.

In the last five years, R$399.8 billion was paid in the form of taxes to the 26 states and the Federal District.

COMPOSITION OF STATE TAXES (R$ Billion)


72.4
27.1
45.3
2018
71.9
29.2
42.7
2019
65.5
28.9
36.6
2020
93.5
32.5
61.0
2021
96.5
28.6
67.9
2022
Company's VAT (ICMS)
VAT tax- substitution (ICMS-ST)

COMPOSITION OF MUNICIPAL TAXES (R$ Billion)

In 2022, Petrobras collected taxes for 277 municipalities, distributed in 24 Brazilian states, including the Federal District. There was a 13% increase in the payment of taxes at the municipal level, compared to the previous year, with emphasis on the ISS-ST (ISS Withheld From Third Parties), which surpassed the 2021 payment by 20% and the IPTU (Municipal Real Estate Tax) item, plus other municipal fees, which surpassed by 17% in the annual comparison.

7- TAXES BY GOVERNMENT LEVEL

COMPOSITION OF MUNICIPAL TAXES (R$ Billion)


1.0
0.12
0.21
0.62
2018
0.9
0.09
0.21
0.64
2019
0.8
0.14
0.23
0.45
2020
1.0
0.08
0.23
0.65
2021
1.1
0.04
0.27
0.78
2022
ISS Withheld From Third Parties
IPTU e Other Taxes
Company's ISS

The ten municipalities most benefited by Petrobras with taxes payment were responsible for 60% of the total municipal collection carried out by the Company, as shown in the graph below, which shows the amounts collected in 2022 from a cash basis perspective.

Top 10 Municipalities with the highest tax collection in 2022 by the Company (R$ Million)


São José dos Campos 24.6
Ipojuca 30.6
Vitória 30.6
Guamaré 31.7
Paulínia 35.8
Cubatão 57.9
Rio de Janeiro 61.1
São Sebastião 69.3
Duque de Caxias 71.0
Macaé 219.7

During 2022, the amount of R$ 96.5 billion in ICMS was collected by Petrobras either as its own ICMS (Company's ICMS), inherent to its commercial activities, or as a tax substitute (ICMS-ST), in which there is a legal indication of the company's responsibility for withholding ICMS from the subsequent chain of fuel marketing.

In the table below, it is possible to observe the total ICMS collected by Petrobras for each state of the Federation and its percentage contribution to the total of ICMS collected. To carry out this survey, the information made available by the National Council of Fiscal Policy (Confaz) was used through its Tax Collection Bulletin. However, as the information published by the board is determined on an accrual basis, we made adjustments to collect the numbers under the cash basis, in line with this tax report.


VENEZUELA
COLÔMBIA
PERU
BOLÍVIA
CHILE
ARGENTINA
SURINAME
AM
PA
MT
MS
GO
MG
SP
PR
RS
SC
TO
MA
PI
CE
ES
RO
AC
RR

STATE	PETROBRAS (R$ Billion)	CONTRIBUTION
São Paulo	21.9	10.7%
Minas Gerais	11.7	16.5%
Rio de Janeiro	7.1	15.6%
Paraná	5.9	13.7%
Santa Catarina	5.5	16.3%
Rio Grande do Sul	5.4	12.3%
Maranhão	5.0	43.4%
Goiás	4.4	17.8%
Mato Grosso do Sul	4.2	27.4%
Mato Grosso	3.8	19.1%
Pará	3.6	17.9%
Espírito Santo	2.3	13.8%
Ceará	2.1	11.8%
Amazonas	1.8	12.6%
Pernambuco	1.7	7.9%
Distrito Federal	1.6	16.0%
Rondônia	1.2	20.4%
Paraíba	1.2	17.3%
Tocantins	1.1	23.7%
Bahia	1.0	3.0%
Piauí	0.9	15.9%
Rio Grande do Norte	0.8	11.6%
Alagoas	0.8	13.8%
Roraima	0.5	28.1%
Amapá	0.3	23.6%
Sergipe	0.3	6.7%
Acre	0.3	15.0%

Also in 2022, Petrobras refunded ICMS ST, in the total amount of R$ 4.1 Bi to distributors, Biodiesel producers (B100) and other companies duly authorized by the states of the Federation, according to procedures established by ICMS Agreements 110/2007 and 206/2021.

9- TRANSPARENCY ON FUEL PRICE FORMATION

The year 2022 was marked by important changes in the tax burden of fuels, with the publication of Complementary Laws 192 and 194, which dishonored federal taxes on gasoline, diesel oil, LPG (liquefied petroleum gas) and QAV (aviation kerosene). In addition, for the purposes of the ICMS legislation, fuels are now considered essential and indispensable, with the application of tax rates higher than the general rates (17% and 18%) of each state being prohibited, mainly impacting the tax burden on gasoline. In the case of the States of Alagoas, Ceará and Paraíba, there is also an increase of 2% to the general rate of ICMS, destined to funds to combat poverty in the states. In Piauí, this additional rate is 1%.

It is essential to differentiate Petrobras' sales prices for the distribution companies from those perceived by the final consumer. Petrobras' sales price at refineries and terminals is just a portion of the resale price perceived by consumers at gas stations. Until the fuel reaches the consumer, extra costs are added: taxes; costs for the mandatory mixture of anhydrous ethanol in gasoline, and biodiesel in diesel oil; as well as costs and margins of distribution companies and resellers. Each parcel has its own formation dynamics, without any influence from Petrobras. Historically, the final price of fuels is highly influenced by the tax burden on these products.

ICMS is levied on the "full price", that is, on the price charged to the final consumer, including all taxes, including ICMS itself. This is different from what happens with CIDE and PIS and Cofins, which are charged at fixed amounts per volume (liters or cubic meter) or quantity (kilogram or ton) sold, regardless of the final price of gasoline, diesel, or LPG. Thus, whenever there is a price adjustment at the refinery, there is an increase in the ICMS value, impacting the final sales price of gasoline, diesel and LPG to consumers.

Check the weight of taxes on the price of gasoline, diesel oil and LPG below.

GASOLINE TAXATION

In compliance with Brazilian legislation, gasoline sold at gas stations is the result of a mixture of 73% type "A" gasoline and 27% anhydrous ethanol, a biofuel produced from sugarcane in Brazil. The resulting mixture is gasoline type "C", popularly called just gasoline. The distribution companies buy gasoline A from Petrobras and its competitors and are responsible for purchasing anhydrous ethanol directly from the producing plants and for blending it to obtain the fuel sold at retail stations. In this way, the price that the consumer pays includes Petrobras' realization value, the cost of ethanol (which is freely defined by its producers), and the costs and marketing margins of distributors and retail stations, as well as all due taxes. Taxes account for a large part of the final fuel price.

PETROBRAS

9- TRANSPARENCY ON FUEL PRICE FORMATION

Type C gasoline sold at gas stations is subject to the following taxes:

· Own ICMS (Company's VAT) – Charged on the sale value of "gasoline A" sold by the refinery. Internal rates are defined by State, as shown in the following chart:

ICMS RATES ON GASOLINE



20.0% 20.0% 19.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 17.5% 17.0% 17.0% 17.0% 17.0% 17.0% 17.0% 17.0% 17.0% 17.0%
CE PB AL AM AP BA DF MA MG PE PI PR RJ RN SE SP TO RO AC ES GO MS MT PA RR RS SC

**Rates in force after Complementary Law 194, of June 2022, including the additional rate allocated to state funds to combat poverty.*

· ICMS-ST (VAT Withheld from Third Parties) – Charged on the final value of gasoline C (73% gasoline A + 27% anhydrous ethanol) sold at the retail gas station. The calculation considers the ICMS rates, the calculation base defined according to the average of sales prices to the final consumer and the volumetric conversion factor at room temperature by State;

· PIS and Cofins – Charged on the volume of gasoline A sold by the refinery (PIS R$ 141.10/m³ and COFINS R$ 651.40/m³) and anhydrous ethanol sold by the plant (PIS R$23.38/m³ and Cofins R$ 107.52/m³);

· CIDE – Charged on the value of gasoline A sold by the refinery (R$ 100/m³).
From 06/23/2022, federal PIS, Cofins and CIDE taxes were zeroed until 02/28/2023;

The chart below details the components of the gasoline price formation and highlights the tax burden built into this fuel:


4.96
R$0.90
R$0.94
R$0.87
R$2.25
State taxes
Distribution and resale
Anhydrous ethanol
Petrobras share

*Information collection period from December 25, 2022 to December 31, 2022

PRICE COMPOSITION IN THE STATES WHERE PETROBRAS SELLS GASOLINE TO DISTRIBUTORS (R$)


AL 4.97: 0.97 / 0.87 / 0.91 / 2.21
AM 4.60: 0.90 / 0.87 / 0.65 / 2.18
CE 5.49: 1.02 / 0.87 / 1.42 / 2.17
DF 5.32: 0.90 / 0.87 / 1.19 / 2.35
ES 4.94: 0.85 / 0.87 / 0.96 / 2.25
GO 5.00: 0.88 / 0.87 / 0.89 / 2.35
MA 4.72: 0.88 / 0.87 / 0.80 / 2.17
MG 4.85: 0.94 / 0.87 / 0.72 / 2.32
PA 4.87: 0.87 / 0.87 / 0.94 / 2.19
PB 4.74: 0.97 / 0.87 / 0.73 / 2.17
PE 4.89: 0.89 / 0.87 / 0.94 / 2.18
PR 5.15: 0.86 / 0.87 / 1.18 / 2.23
RJ 5.04: 0.98 / 0.87 / 0.87 / 2.31
RN 5.27: 0.94 / 0.87 / 1.28 / 2.18
RS 4.83: 0.86 / 0.87 / 0.83 / 2.26
SC 5.09: 0.81 / 0.87 / 1.12 / 2.28
SP 4.87: 0.85 / 0.87 / 0.88 / 2.26
Petrobras share
Distribution and resale
Anhydrous ethanol
State taxes

9- TRANSPARENCY ON FUEL PRICE FORMATION

DIESEL TAXATION

In compliance with Brazilian legislation, the diesel oil sold at gas stations is the result of a mixture of 90% type A diesel oil, a fossil fuel resulting from petroleum refining, and 10% biodiesel, a biofuel produced from vegetable oils or animal fats, forming diesel oil type "B". The distribution companies buy diesel oil A from Petrobras and its competitors and are responsible for negotiating and acquiring biodiesel directly from the producing plants, a change implemented in 2022, with the end of the auctions organized by the ANP. It is also the responsibility of the distributors to carry out the said mixture to obtain the fuel sold at the retail stations.

· Own ICMS (Company's VAT) - Charged on the sale value of diesel type A sold by the refinery. The rates are defined by State, as shown in the following chart:

ICMS RATES ON DIESEL



AM 18.0%
BA 18.0%
CE 18.0%
PB 18.0%
PI 18.0%
RN 18.0%
SE 18.0%
TO 18.0%
RO 17.5%
AC 17.0%
AL 17.0%
AP 17.0%
PA 17.0%
RR 17.0%
MA 16.5%
MT 16.0%
PE 16.0%
MG 15.0%
DF 14.0%
GO 14.0%
SP 13.3%
ES 12.0%
MS 12.0%
PR 12.0%
RJ 12.0%
RS 12.0%
SC 12.0%

· ICMS-ST (VAT Withheld from Third Parties) – Charged on the final value of diesel fuel B sold at the retail gas station. The calculation considers the ICMS rates, the calculation base defined according to the average of sales prices to the final consumer and the Volumetric Conversion Factor at room temperature by State;

9- TRANSPARENCY ON FUEL PRICE FORMATION

- **PIS and Cofins** – Charged on the volume of diesel oil type A sold by the refinery (PIS R$ 62.61/m³ and COFINS R$ 288.89/m³) and biodiesel sold by the plant (PIS R$ 26.41/m³ and Cofins R$ 121.59/m³);
From 03/11/2022, federal taxes PIS and Cofins were zeroed until 12/31/2023;

- **CIDE** – It has been zeroed since 05/30/2018.

The chart below details the components of the diesel price and highlights the tax burden built into this fuel:


6.38
R$0.73
R$1.01
R$0.57
R$4.07
ICMS
Distribution and resale
Biodiesel
Petrobras' Share

1. Petrobras elaboration from ANP data, based on Petrobras' average S-10 diesel prices (diesel A) and average diesel prices S-10 to the final consumer (diesel B) in the 26 states and the federal district.

2. Composition considered: 90% diesel and 10% biodiesel.

3. The share of distribution and resale margins is estimated.

4. CIDE incident in the marketing of diesel is equal to R$ 0.00 per liter; PIS/Cofins incidents in the commercialization of diesel A total R$ 0.3515 per liter; PIS/Cofins incidents in the marketing of biodiesel equal R$ 0.1480 per liter

**Information collection period from December 25, 2022 to December 31, 2022.*

PRICE COMPOSITION IN THE STATES WHERE PETROBRAS SELLS DIESEL TO DISTRIBUTORS (R$)


6.63 6.75 6.50 6.20 6.34 6.47 6.27 6.67 6.30 6.37 6.33 6.23 6.30 6.38
0.88 0.87 0.68 0.55 0.68 0.78 0.74 0.82 0.75 0.55 0.56 0.55 0.56 0.63
0.61 0.57 0.57 0.57 0.57 0.57 0.57 0.61 0.57 0.56 0.57 0.56 0.56 0.7
1.14 1.35 1.07 1.02 0.91 1.16 0.79 1.24 1.01 1.22 1.08 1.06 1.04 1.10
4.01 3.96 4.18 4.06 4.18 3.95 4.17 4.00 3.96 4.04 4.12 4.06 4.13 4.08
AM CE DF ES GO MA MG PA PE PR RJ RS SC SP
Petrobras' share
Distribuição and resale
Biodiesel
ICMS (VAT)

LPG TAXATION

Liquefied Petroleum Gas, better known as LPG or "cooking gas", purchased by distributors, can be resold to the industrial segment (generally in bulk, using tank trucks) or to customers in the commercial, residential and institutional segments (bulk or bottled in cylinders or canisters). The price of the cylinder paid by consumers at resale points also includes the costs and marketing margins of distributors and resale points.

The following taxes are levied on LPG sold at retail points:

· **Own ICMS (Company's VAT)** - Charged on the sale value of LPG sold by the refinery. The rates are defined by State, as shown in the following chart:

ICMS RATES ON LPG


18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 18.0% 17.5% 17.0% 17.0% 17.0% 17.0% 17.0% 17.0% 14.0% 12.0% 12.0% 12.0% 12.0%
AM CE MG PB PE PI PR RN TO SP BA AP SE AL RJ RO AC ES PA RR MS GO MA SC DF MT RS

Including the percentage of the additional rate allocated to state funds to fight poverty in RJ (2%) and AL (1%).

· **ICMS-ST (VAT Withheld from Third Parties)** – Charged on the final value of LPG sold at retail distributors. The calculation considers the ICMS rates and the calculation base defined according to the average sale prices to the final consumer;

9- TRANSPARENCY ON FUEL PRICE FORMATION

· PIS and Cofins – The rate has been zero since March 2021 for LPG intended for domestic use and packaged in containers of up to thirteen kilograms. LPG sold for other uses will be taxed by the refinery at the rates of R$29.85/t of PIS and R$137.85/t of Cofins;

Federal taxes PIS and Cofins were zeroed until 12/31/2023;

· CIDE – the rate has been zero since 2004.

The chart below details the three components of the price and tax burden of liquefied petroleum gas intended for domestic use and packaged in containers up to 13 Kg.



R$ 108.64
R$ 11.65
R$ 54.95
R$ 42.04
ICMS (VAT)
Distribution and resale
Petrobras' share

1. Preparation of Petrobras from ANP data, based on average prices to the final consumer in the 26 states and the federal district.

2. The share of distribution and resale margins is estimated.

3. CIDE and PIS/Cofins incident in the commercialization of Liquefied Petroleum Gas intended for botting in canisters up to 13kg is equal to R$ 0.00/kg.

**Information collection period from December 25, 2022 to December 31, 2022.*

PRICE COMPOSITION IN THE STATES WHERE PETROBRAS SELLS LPG TO DISTRIBUTORS (R$)



119.26
15.26
62.64
41.36
111.41
13.69
54.87
42.85
103.90
12.19
49.06
42.65
105.45
11.30
51.30
42.85
110.89
14.71
53.53
42.65
112.36
14.63
54.94
42.79
101.98
13.43
46.48
42.08
105.62
13.10
49.83
42.69
95.45
5.89
48.91
40.65
113.80
14.61
57.47
41.72
106.30
9.58
54.42
42.30
120.73
14.29
62.95
43.50
106.66
7.80
57.01
41.85
AM
CE
ES
MA
MG
PA
PE
PR
RJ
RN
RS
SC
SP
Petrobras' share
Distribution and resale
State taxes

10- TAXES PAID BY COMPANIES CONTROLLED BY PETROBRAS IN BRAZIL

The companies controlled by Petrobras raised the amount of BRL 3.2 billion during the 2022 financial year, with emphasis on Petrobras Transporte S.A (Transpetro) and Petrobras Logística de Exploração e Produção S.A (PB-LOG) which collected, respectively, BRL 2.4 billion and R$ 498.7 million, with the following composition per sphere:


TRANSPETRO
(R$ Billion)
2.3
0.3
1.7
0.3
2020
2.6
0.3
2.0
0.3
2021
2.4
0.3
1.8
0.4
2022
PBLOG
(R$ Million)
437.4
172.0
265.4
2020
706.5
201.8
504.7
2021
498.7
163.2
335.5
2022
States
Federal
Municipalities

11- TAXES PAID ABROAD

Petrobras collected US$ 134.2 million during 2022, due to its operations in the international area. The company maintained 38 incorporated companies (30 subsidiaries, 8 joint operations), which operate in 16 countries, in different business segments: Exploration, Production Development and Production (oil/gas and related products); Commercialization Of Transportation and Distribution (oil/gas and derivatives); Rental /Chartering (production platforms, storage and drilling, as well as machinery and equipment); Fundraising (resources in the foreign market) and Financing (within the Petrobras group). Taxes from our activities were collected for ten countries according to the following table:

Country	Total paid in 2022 (US$Thousand)
Argentina	7.032
Bolivia	375
Colombia	37.525
Spain	32
United States	4.650
Netherlands	33.716
Libya	14
Singapore	50.758
Turkey	20
Uruguay	50
TOTAL	134.172



Petrobras is reducing its presence abroad, especially in places considered with favored taxation. It is also noteworthy that, recently, Petrobras' tax policy was approved, which has as its guideline compliance with the tax laws of Brazil and the countries where it operates, defining the company's strategy based on the technical interpretation of standards, standards and processes, aligned with the Business Purpose and with the Tax Risk Management.

Petrobras is committed to not having equity participation in jurisdictions recognized as favored taxation, as well as to observing the Tranfer Price rules valid in Brazil and in the countries in which it operates, in relation to all transactions with related or unrelated parties, when required by law.

Jurisdiction with favored taxation, also known as tax havens, are those listed in article 1 of IN RFB 1,037/2010. Petrobras' only shareholding in a jurisdiction with favored taxation is Brasoil, currently without operational activity and whose liquidation is in progress, as approved by the Board of Directors in December 21, 2022.

12- COMPLIANCE AND TAX RISK MANAGEMENT

The fundamental principle of Petrobras' tax management is to ensure that all taxes and government take are recorded, calculated and paid, fully adhering to the legislation in Brazil and in the countries where we operate. Conducting tax management based on ethics, integrity, transparency, efficiency and social responsibility is a basic premise of our tax policy.

As the largest taxpayer in Brazil, Petrobras is exposed, to a high degree, to all the complexity of the national tax system. We are subject to constant inspection by all levels of government, which imposes a strong and routne follow-up tax audit, through specialized police stations for relationships with large taxpayers, due to our representativeness in the collection of taxes in the country.

Petrobras maintains a good relationship with government entities and other stakeholders, based on mutual respect, cooperation, integrity, transparency, trust and with unrestricted observance of the Company's Code of Ethical Conduct. We adopt sustainable tax positions, based on technical analysis, in compliance with applicable legislation and best market practices. Certifications and partnerships with control bodies, such as the Federal Revenue of Brazil, are a reflection of the trust placed in our controls, processes and technical staff.

In order to operationalize the calculation and collection of all taxes in the most efficient way possible, the Company has robust tax processes. We have a technical staff qualified to face daily challenges and a solid technological base, further strengthened by the digital transformation verified in the organization.

To assist our team of analysts, we have developed internally an Artificial Intelligence tool, which helps professionals in decision-making regarding the classification of new legislation. In the last 12 months, around 12,156 new legal acts were analyzed, 3,457 of which had an impact on the operations of Petrobras and its Subsidiaries. Based on the current legislation, the tool verifies the degree of probability tha the new legislation may apply to Petrobras and suggests an impact classification, allowing the analyst to make an informed decision with more agility and security.

Manage Tax Risks through resolutions according to the competence limit established for each hierarchical level, aiming at aligning the risk assumed and the execution of Petrobras' strategies, guaranteeing compliance and reducing the Company's exposure, in line with the Tax Policy Business Risk Management is a guideline of our tax policy, approved by our board of directors.

We operate in complex and litigious market segments, which involve oil exploration, production, import and refining, in addition to the sale of products throughout the national territory, with the calculation and collection of our own taxes and those withheld from third parties. In view of the various tax rules that can sometimes generate legal uncertainties, we have a thorough monitoring of our tax litigation, given the need to enter into legal disputes in the search for the best legal interpretation applied to each specific case.

Aware of the relevance that tax litigation has, Petrobras fulfills its duty to be transparent to its investors and society in general, by reporting the information in detail in its financial statements, with emphasis on explanatory notes 16 and 18, as well as other reports addressed to investors and stakeholders, such as the 20-F form (SEC) and the Reference Form (CVM).

TAX AND GOV. TAKE LITIGATION (R$BILLION)


149
135
133
141
167
2018
2019
2020
2021
2022

Petrobras discloses various information regarding its tax litigation not only through the mandatory forms mentioned above, but also through the timely publication of notices to the market when a fact occurs that implies a significant change in a position in relation to tax disputes. Exemplifying our transparency and timeliness of information, we refer to the material facts published on the IR website.

It should be noted that since this tax report, we have been disclosing the total amount of the Company's tax litigation and government take in judicial, administrative and arbitration proceedings whose loss is considered possible or probable. The values presented here are already updated with their respective financial charges.

Petrobras also makes judicial deposits to suspend the enforceability of the tax debt, which allows the taxpayer to maintain its activities while the matter in dispute is being discussed. Tax regularity is an essential condition for issuing certificates, which are necessary for the various processes in which we operate.

The balance of judicial deposits on December 31, 2022 related to tax and Gov. take measures totals R$ 49.5 billion.

13- SOCIAL COMMITMENT AND RESPONSIBILITY WITH LIFE

We base our actions on respect for life, people and the environment. Our social responsibility policy provides support for social and environmental projects, contributing to the communities where we operate and, in a broader sense, to society in general, in line with the business objectives and collaborating to conserve the environment and improve conditions of life. In our activities, we seek to act with social responsibility, encouraging ethical and transparent behavior based on codes of conduct and support for principles such as the UN Global Compact.

Our safety, environment and health activities are guided by a policy that includes principles and guidelines, which guide and support the decision-making process and the behavior of the entire workforce. Our zero fatalities and zero leakage ambitions, goals and sustainability commitments, including climate change requirements, are integrated into the company's strategy and decision-making processes.

We support initiatives in favor of causes that contribute to the development of society and expand our work with communities, third-sector institutions, public authorities, universities and other stakeholders. We sponsor social, environmental, cultural and sports projects, selected in all regions of the country. The initiatives contribute to local, regional and national development, generating income, promoting environmental protection, strengthening the cultural production chain and expanding access to sports practices.

In 2022, in addition to the relevant amounts paid in taxes and dividend distributions, R$ 272 million were donated to people in need, R$ 263 million of which in energy and food for families in a situation of social vulnerability, with LPG, basic food baskets and financial donations for food aid and R$ 9 million for emergency situations caused or aggravated by floods in the states of Bahia and Minas Gerais and in the municipalities of Petrópolis (RJ) and Recife (PE).

The unprecedented crisis faced in the last two years has led several families to a situation of social vulnerability, requiring companies to adopt a more committed attitude with regard to immediate support for areas in need. Aware of this, we have expanded our work in social responsibility with emergency actions in favor of families that need it most. By contributing to access to LPG by families in socially vulnerable situations, we are contributing to reducing the use of inappropriate products in cooking food that can harm people's health and safety.

Between 2021 and 2022, Petrobras' cooking gas donation initiative benefited approximately 600,000 families in several municipalities in all Brazilian states, with the support of 85 partner institutions. In addition, with this action, 1 million meals were distributed to the food insecure and homeless population.

R$272 million
donated in 2022

R$263 million
in energy and food

+

R$9 million
in public calamity situations

14- TAX POLICY

PRINCIPLES

Ensure that tax management, which covers taxes and government take, is adherent to the legislation in force, in Brazil and in the countries where we operate.

We conduct tax management based on ethics, integrity, transparency, efficiency and social responsibility, contributing for the social and economic development of Brazil and the countries where we operate.

GUIDELINES

1- TAX GOVERNANCE

To comply with the tax legislation of Brazil and the countries where we operate, defining our strategy based on the technical interpretation of rules, standards, and processes aligned with the Business Purpose and with the Tax Risk Management.

To be committed not to have equity interests in low-tax jurisdictions, as well as to observe the Transfer Price rules provided for Brazil and for the countries in which we operate, in relation to all transactions with related or unrelated parties, when required by law.

2- TAX RISK MANAGEMENT

To manage Tax Risks through deliberations according to the limit established for each hierarchical level, aiming at aligning risk appetite with execution of Petrobras strategies, ensuring compliance and reducing the Company's exposure, in line with the Enterprise Risk Management Policy.

3- RELATIONSHIP WITH TAX AUTHORITIES

To carry out the relationship with tax authorities and other public authorities of interest based on mutual respect, cooperation, integrity, transparency, trust and with unrestricted compliance with the Petrobras' Code of Ethical Conduct.

4- TRANSPARENCY

To provide detailed information about the company's tax position to our investors, employees and other stakeholders, through the Financial Statements, the Sustainability Report and this Tax Report.

GLOSSARY

COFINS

Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support the Federal Government's social programs.

TAXPAYER

It is the taxable person of a tax obligation. Any person – individual or legal entity - who pays taxes (in general) to the public treasury, whether the Federal Government, States, the municipalities, and/or the Federal District.

CSLL

Social Contribution on Net Income. It is another federal tax on the companies' Net Income or on Gross Revenue in the case of companies taxed on Presumed Profit) of legal entities.

ICMS (VAT)

Tax on Operations Relating to the Circulation of Goods and on Interstate and Intermunicipal Transport Services and Communication. It is a non-cumulative state tax.

TAX

It is a tribute, compulsorily paid, by individuals and legal entities to meet part of the Government's Tax Revenue needs, in order to ensure the functioning of its bureaucracy, social assistance to the population and investments in essential works.

TAX INCENTIVES (TAX BENEFITS)

Direct or indirect reduction or elimination, direct or indirect, of the corresponding tax burden arising from a specific law or rule.

IRPJ

Corporate Income Tax. It is a federal tax levied on the result.

ISS

Tax on Services. Municipal tax levied on the provision, by individual and legal entities, of listed services subject to tax

SPECIAL PARTICIPATION

Extraordinary financial compensation owed concessionaires of oil or natural gas exploration and production of fields with large production volumes.

PETROBRAS' EQUITY PARTICIPATION

Subsidiary companies, jointly controlled and affiliated Petrobras.

PIS/PASEP

Programs for Social Integration and Formation of the Public Server's Saving.

TRANSFER PRICE

It is the reference adopted, for the purposes of calculating taxes on income or profit, with the aim of assessing whether the amount to be practiced in operations or transactions carried out between related parties, headquartered in different tax jurisdictions, is in compliance with the prices that would be established between unrelated parties in comparable transactions.

BUSINESS PURPOSE

Economic motivation that justifies carrying out an operation other than tax savings.

TAX LIABILITY

It is the legal obligation to pay the tax, or pecuniary penalty, assumed by the taxpayer of the legal-tax relationship not directly benefitedby the act performed before the tax authorities.

TAX RISK

Tax and Gov. Take risk related to events that have already occurred, or to occur, which may or may not be subject to tax assessment.

TAX SUBSTITUTION

It is a tax collection mechanism used by federal, state and municipal governments. The tax substitute is the third that the law obliges to determine the amount due and fulfill the obligation to pay the tax " in place"of the taxpayer.

FEE

It is the tax levied by the Public Power as an indemnity for the production and offering of "a specific and divisible public service provided or made available" to the taxpayer.

TRIBUTE

Compulsory payment in cash, or an equivalent which can be expressed in cash, that does not entail a sanction for an unlawful act established by law and collected through fully linked administrative activity.

COMPANY'S TAXES

Taxes levied on Petrobras' operations.

WITHHOLDING TAXES FROM THIRD PARTIES

Taxes withheld from Petrobras suppliers and employees passed on to municipal, state, or federal public treasuries as required by law. This concept includes the amounts charged to customers as a tax substitution.

TAX REPORT 2022

PETROBRAS